SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair's Leeds Bradford base opens today

2 aircraft, 17 routes and 1m pax p.a.

Ryanair, the World's favourite airline, today (25th Mar 10) opened its 34th base at Leeds Bradford with two aircraft and 17 routes which will increase Ryanair's traffic at Leeds Bradford to 1m passengers p.a. and sustain 1,000 jobs at Leeds Bradford Airport.

Ryanair celebrated this new base and 17 routes by releasing 1m €5 seats for travel across its European network in late April and May which are available for booking on www.ryanair.comuntil midnight Monday (29th Mar).

Speaking in Leeds Bradford today, Ryanair's Dara Brady said:

"Ryanair is delighted to open its Leeds Bradford base which offers passengers 17 routes in a total investment worth over $140m.  Ryanair's Leeds Bradford base will deliver 1million passengers p.a. and sustain 1,000 local jobs.

"To celebrate the opening of our Leeds Bradford base we are releasing 1m €5 seats for travel in late April and May on over 500 Ryanair routes throughout Europe".

Ryanair's 17 Leeds Bradford routes

Alicante	Malaga
Barcelona	Malta
Carcassonne	Montpellier
Dublin	Murcia
Faro	Nantes
Ibiza	Palma
Knock	Pisa
Krakow	Venice Treviso
Limoges

Tony Hallwood, LBIA Commercial Director, said

"Leeds Bradford is pleased to see the commencement of 14 new destinations by Ryanair this week, offering Yorkshire leisure travellers a wide choice of destinations across six European countries. By delivering seven new routes to the airport this summer Ryanair is also supporting LBIA's important role as Yorkshire's international gateway airport and securing over 1,000 new jobs in the region".

Gary Verity, Chief Executive of Welcome to Yorkshire, said:

"This is great news for Yorkshire as it reinforces the work that we are doing internationally to ensure our region is the UK's number one holiday destination. The new Ryanair routes open up the region to a combined population of over 5 million possible visitors. You can be sure they will all receive a very warm welcome to Yorkshire".

Ends.                                                                Thursday, 25th March 2010

For further information:
Stephen McNamara - Ryanair                     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1271                                  Tel: 00 353 1 4980 30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  25 March, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary